Gelteq Limited

100 Albert Road

South Melbourne VIC, 3025

Australia

VIA EDGAR

June 29, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attn: Eric Atallah

Re:	Gelteq Limited Draft Registration Statement on Form F-1 Submitted March 31, 2022 CIK No. 0001920092

Dear Mr. Atallah:

Gelteq Limited (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on April 28, 2022, regarding the Draft Registration Statement on Form F-1 (the “Registration Statement”) filed by the Company with the Commission on March 31, 2022.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Draft Registration Statement on Form F-1 submitted on March 31, 2022

Cover Page

1.	Please revise the cover page of the registration statement to include a bona fide price range, as required by Instruction 1 to Item 501(b)(3) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and we will include a bona fide price range on the cover page of the next amendment to the Registration Statement.

Prospectus Summary

Overview, page 1

2.	Please revise this section to provide:
●	a clear description of the status of each of the five products in your product pipeline, to the extent such product is considered material to the company, including a discussion of the regulatory hurdles that must be overcome prior to the marketing and sale of such products;
●	a statement that the company does not currently market or sell any products, if true; and
●	the fact that the since inception you have funded your operations primarily through a combination of equity contributions and related party loans, rather than through product sales, and that your sole revenue to date has been derived from a government grant.

This information should also be clear in the Business section accompanied by more robust disclosure of the current nature of the company's operations and the potential timeline for revenue generation from product sales.

The Company respectfully acknowledges the Staff’s comment and we have accordingly revised our disclosure on pages 1, 3, 45, 47 and 59 of the Amended Registration Statement.

3.	Please note that determinations with respect to safety and efficacy of pharmaceuticals are within the sole authority of the FDA or equivalent foreign regulator. Please revise your registration statement to remove statements relating to the safety and efficacy of pharmaceutical applications of your products in instances where you have not yet received full approval from an applicable regulator, or clarify that such statements do not pertain to pharmaceutical applications. For example, we note your statement on page 1 that drugs and nutraceuticals carried in your dosage forms which comprise a gel medium "can be used more easily, and in many cases more safely, than current alternative delivery systems" and your statement on page 43 that you consider your products to be "equally safe and effective for use by both humans and animals."

The Company respectfully acknowledges the Staff’s comment and we have accordingly revised our disclosure on pages 1, 45, 57, 63 and 70 of the Amended Registration Statement.

Our History, page 2

4.	You cite to reports for statistical information regarding your industry in this section and elsewhere in the prospectus. Please note that when an issuer includes an active hyperlink or an inactive URL for a website that could be converted into an active hyperlink within a document required to be filed or delivered under the federal securities laws, the issuer assumes responsibility for the information that is accessible through the hyperlinked website as if it were part of the filing. Further, the information on the website must be filed as part of the issuer’s document. Refer to Release No. 34-42728, footnote 41, and file the hyperlinked information, or revise to remove the URL.

The Company respectfully acknowledges the Staff’s comment and we have accordingly revised our disclosure on pages 2, 22, 59, 62, 63, 65 and 66 of the Amended Registration Statement.

Our Strategy, page 3

5.	We refer to your statements here and in the Business section that your pet health products "could be products related to joint health, coat quality, immune boosting, weight loss, diabetes and digestion for pets" and your nutraceutical products "could include dietary fiber, prebiotics, probiotics, vitamins, polyunsaturated fatty acids, antioxidants, electrolytes and others." Please balance this disclosure to note whether you have developed or tested products for these specific applications or if these applications are currently speculative.

The Company respectfully acknowledges the Staff’s comment and we have accordingly revised our disclosure on pages 3 and 59 of the Amended Registration Statement.

6.	We note your statement that you are currently "taking an off-patent API down the [505(b)(2)] pathway" which you state has the potential to provide you with your own gelbased prescription drug that you would be able to license or sell yourself. Please provide further detail regarding this product candidate and the status of such candidate in the regulatory review process. It should be clear from your disclosure whether you are in the preclinical stages or what phase of clinical trials you are in, and what further trials or testing is required.

The Company respectfully acknowledges the Staff’s comment and we have accordingly revised our disclosure on pages 4 and 60 of the Amended Registration Statement.

Recent Developments, page 4

7.	Please explain why the stock in the February 4, 2022 transaction is valued at A$5.34/share whereas the stock in the pre-IPO capital raising is expected to be worth only US$1.34/share.

The Company respectfully advises the Staff that in the pre-IPO capital raise, the lower offering price per share, as compared to the February 4, 2022 transaction, reflects the possibility that the IPO may not occur and a public market for the Company’s common stock may not be created. Accordingly, the lower price reflects marketability and illiquidity discounts.

8.	Please revise your disclosure to name the consultant hired to advise you in connection with your initial public offering.

The Company respectfully acknowledges the Staff’s comment and we have accordingly revised our disclosure on pages 5 and 69 of the Amended Registration Statement.

The Offering, page 8

9.	Please revise the use of proceeds disclosure on page 8 to summarize the ways in which the proceeds from the offering will be used, rather than providing a cross-reference.

The Company respectfully acknowledges the Staff’s comment and we have accordingly revised our disclosure on page 9 of the Amended Registration Statement.

Summary Financial Data, page 10

10.	Your Summary Financial Data is presented in United States Dollars (USD or US$). However, on page F-9 you disclose that your functional currency is the Australian Dollar. Please revise your Summary Financial Data to comply with the guidance for convenience translations in Rule 3-20(b)(1) of Regulation S-X. In this regard, convenience translations are limited to only the most recent year and interim period. This comment also applies any other convenience translations in the filing, including your Capitalization and Management’s Discussion and Analysis sections which should be revised to consistently present all financial amounts in the same currency as your financial statement reporting currency. USD translation data may be provided supplementally to, but not in place of, AUD amounts.

The Company respectfully acknowledges the Staff’s comment and we have accordingly revised our disclosure in the Summary Financial Data, Capitalization and Management’s Discussion and Analysis sections of the Amended Registration Statement.

Risk Factors

Risks related to our doing business in the PRC, page 19

11.	In order to put the risk factors discussed in the above noted section in context, please revise your disclosure to quantify any sales originating from China during the most recently completed financial period and the potential impact of the loss of your Chinese manufacturing partner on the business, if such loss were to occur.

The Company respectfully acknowledges the Staff’s comment and we have accordingly revised our disclosure on page 21 of the Amended Registration Statement.

Disclosure Controls, page 32

12.	You disclose that you and your independent auditors concluded that a material weakness existed in your internal control over financial reporting relating to several factors, mostly around independence and the reliance on external accountants too heavily. Please tell us the identity of the external accountants. Further, in order for readers to fully understand the material weakness, please expand your disclosure to accurately describe the qualifications of the external accountants regarding the preparation of financial statements and footnote disclosures that fully comply with IFRS. Disclose also in the filing whether UHY had to make any material adjustments to your financial statements.

The Company respectfully acknowledges the Staff’s comment and we have accordingly revised our disclosure on page 33 of the Amended Registration Statement.

13.	We note that your auditor, UHY Haines Norton, has served as your auditor since 2021. Please revise your prospectus, where appropriate, to provide the information required by Item 16F of Form 20-F, as required by Item 4.d of Form F-1, or advise.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company had not retained services of an auditor prior to the Company engaging UHY Haines Norton. While Lowe Lippmann Chartered Accountants served as one of the Company’s external accountants, they were not engaged to perform audits on the Company. Accordingly, in the Company’s two most recent fiscal years or any subsequent interim period, no independent accountant previously engaged as the principal account to audit the Company’s financial statements had resigned or was dismissed.

Use of Proceeds, page 37

14.	Although we note your disclosure that you intend to have broad discretion over the use of the net proceeds from the offering, please revise your use of proceeds disclosure to comply with Item 3.C. of Form 20-F by providing the estimated net amount of the proceeds to be used for each purpose listed in this section. In addition, we refer to your disclosure that you intend to use the proceeds of the offering, in part, for further research and development. Please expand this disclosure to indicate how far in the development process you estimate that the allocated proceeds from the offering will enable you to reach and whether you anticipate you will need to raise additional funds to complete the development of any of your product verticals.

The Company respectfully acknowledges the Staff’s comment and we have accordingly revised our disclosure on page 39 of the Amended Registration Statement.

15.	Please disclose whether you have identified any specific acquisition candidates and whether you have entered into any acquisition agreements. If so, disclose the materiality of these transactions.

The Company respectfully acknowledges the Staff’s comment. As of the date of this response letter, the Company has not identified any specific acquisition candidates nor entered into any acquisition agreements. However, in the event that the Company enters into any acquisition agreements, we will update the Registration Statement accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 43

16.	Please revise your disclosure, where appropriate, to include the qualitative and quantitative information regarding market risk called for by Item 11 of Form 20-F.

The Company respectfully acknowledges the Staff’s comment and we have accordingly revised our disclosure on pages 54 and 55 of the Amended Registration Statement.

Revenues, page 43

17.	Please disclose the specific events that need to occur in order for you to generate the expected 2022 revenues. Disclose the specific factors you considered in concluding that 2022 license and product sales are likely to occur. Specifically disclose the expected impact of the 1 million existing unit orders (page 44) on your 2022 operating results and financial condition.

The Company respectfully acknowledges the Staff’s comment and we have accordingly revised our disclosure on pages 45, 46 and 69 of the Amended Registration Statement.

Acquisitions, page 44

18.	Please file the NPL and SSPL acquisition contracts as exhibits. See Item 8 of the Form Instructions.

In response to the Staff’s comment, a copy of the NPL and SSPL acquisition contracts have been included as, respectively, Exhibits 10.15 and 10.16 to the Amended Registration Statement.

Business

Key Features of the Gel Delivery System, page 53

19.	Please describe the meaning and significance of the "generally regarded as safe ("GRAS")" designation when you discuss it in this section, including who determined that your products meet the GRAS designation.

The Company respectfully acknowledges the Staff’s comment and we have accordingly revised our disclosure on page 61 of the Amended Registration Statement.

Human Market Insights, page 56

20.	We note your disclosure that a white paper report was prepared at your request by MMIC in November 2021 and the statement quoted from such report on pages 56-57. Please file MMIC's consent to being named in the registration statement as an exhibit, as required Securities Act Rule 436. In addition, explain what you mean when you say MMIC is responsible for "validating" your product formulations.

The Company respectfully acknowledges the Staff’s comment and we have accordingly revised our disclosure on page 68 of the Amended Registration Statement. Further, a copy of MMIC’s consent to being named in the Registration Statement has been filed as Exhibit 23.4 to the Amended Registration Statement.

Material Contracts, page 60

21.	We note your disclosure of material manufacturing, regulatory, sales, customer and consulting contracts starting on page 60. We also note your disclosure elsewhere in the prospectus regarding an unsecured shareholder loan. In relation to each of these material agreements, please revise your disclosure to include a discussion of the material terms, including the term, termination and payment obligations of each, and file each as an exhibit to the registration statement. Alternatively, please provide an analysis supporting your determination that such agreement(s) is not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, we have included a discussion of the material terms of the material agreements on pages 65, 68-70 and 83 of the Amended Registration Statement, and have accordingly filed the foregoing contracts as exhibits.

Research and Development, page 60

22.	We refer to your disclosure that as part of your clinical development with respect to the 505(b)(2) pathway "animal and human clinical trials will be conducted" with an estimated completion time of around December 2022. Please expand on this disclosure to provide additional details regarding the current status and planned location of such trials.

The Company respectfully acknowledges the Staff’s comment and we have accordingly revised our disclosure on pages 4, 60 and 68 of the Amended Registration Statement.

Customer Contracts, page 61

23.	Please expand your disclosure regarding the customer contracts to explain what you mean when you say the seven licensees are the "first to trial for use of [y]our products." Please also describe the status of the orders and corresponding receipt of revenue, and whether the products covered by the contracts have received regulatory approval at this time. If no such approval is required, please explain why.

The Company respectfully acknowledges the Staff’s comment and we have accordingly revised our disclosure on page 69 of the Amended Registration Statement.

Intellectual Property, page 61

24.	We refer to your disclosure regarding U.S. patent 10,983,132 for an oral glucose tolerance test gel and testing method for diabetes diagnostics and your second, third and fourth patent families. Please expand your disclosure to indicate the expiration date of U.S. patent 10,983,132. Additionally, please indicate whether this patent and the patents for your second, third and fourth patent families are, or are expected to be, composition of matter, use or process patents.

The Company respectfully acknowledges the Staff’s comment and we have accordingly revised our disclosure on page 70 of the Amended Registration Statement.

Executive Compensation

Agreements with Named Executive Officers, page 82

25.	We note your disclosure regarding your employment agreements with Messrs. Szewach and Givoni. Please file these agreements as exhibits or provide us your basis for not filing them pursuant to Regulation S-K, Item 601(b)(10).

In response to the Staff’s comment, the employment agreements with Messrs. Szewach and Givoni have been included as, respectively, Exhibits 10.13 and 10.14 of the Amended Registration Statement.

Beneficial Ownership of Securities, page 85

26.	Please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or investment power with respect to the ordinary shares held by ACK Pty Ltd ATF Markoff Superannuation Fund No.2, Barabash Nominees Pty Ltd, Chaplin Investments Pty Ltd and Grinwade Investments Pty Ltd. Additionally, please confirm whether Mr. Szewach has sole or shared voting or investment power over the ordinary shares held by Chaplin Investments Pty Ltd and whether or not such shares are included in the listed amount of ordinary shares beneficially owned by Mr. Szewach.

The Company respectfully acknowledges the Staff’s comment and we have accordingly revised our disclosure on page 93 of the Amended Registration Statement.

Financial Statements

Note 4 - Other Income, page F-13

27.	We note that you receive government support by way of a tax refund for research and development expenditure. Please disclose the significant terms and conditions of the government programs that provide for these payments. Also, please disclose your accounting policy for such payments, including why the amounts are presented as tax income. Further, please explain in your Management’s Discussion and Analysis section why this tax income increased in 2021 even though your corresponding R&D expenses significantly decreased.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that we accordingly have revised our disclosure on pages 49 and F-9 of the Amended Registration Statement.

Note 19 - Interests in Subsidiaries, page F-22

28.	We note that during the year ended June 30, 2021, you acquired 100% interests in Nutrigel Pty Ltd and Unit Trust and Sport Supplements Pty Ltd and Unit Trust. Please give us the complete analysis you performed to estimate the fair value of the consideration paid in each acquisition. Tell us also the objective and verifiable evidence that you considered in establishing the 20 year life for acquired trade secrets. Further, explain how you determined that these transactions were asset acquisitions under IFRS 3. In addition, please revise your disclosure to present the consideration issued on a post-split basis.

The Company respectfully acknowledges the Staff’s comment and we have accordingly revised our disclosure to incorporate the post-split basis share numbers on pages 47 and F-28 of the Amended Registration Statement.

Further, the Company respectfully advises the Staff that the Company completed the Nutrigel Pty Ltd and Unit Trust and Sport Supplement Pty Ltd and Unit Trust (both, the “Acquired Companies”) acquisitions (the “Acquisitions”) on a 100% all-script offer, which ensured that were no liquidity constraints on the Company. This in turn allowed the Company to invest capital into scaling the Acquired Companies. The equity and script issued was fairly valued using a blended average, with a discount, of recent share capital transactions with third-party investors in the two years prior, 2020 and 2021, for the Acquired Companies.

In the 2021 financial year, the Company carried out a capital raise with a price of $8.11 per share based on a post share split basis. In the 2020 financial year, the Company also carried out multiple capital raises at share prices ranging from $0.0001 to $3.57 per share based on a post share split basis.

The weighted average among these larger valued investments equated to a price of $6.66 per share. The Company applied a 23% discount on this and used a price of $5.10 per share for the Acquired Companies. This discount was applied to achieve a valuation number which all parties concurred with. The foregoing method was adopted by the Company based on advice received from independent accounting group Lowe Lippmann Chartered Accountants on the best way to fairly value the Acquisitions.

On the trade secrets, the Company respectfully advises the Staff that the Australian Taxation Office provides guidance on the effective life of intangible assets. According to the Australian Taxation Office, patents have a deemed 20-year life; however, trade secrets do not have a defined life and it is for a company to conduct its own analysis to determine the expected life. The trade secrets, developed by the Acquired Companies, are expected to form part of new patents be lodged within the next 6 months. As such, after careful analysis of the trade secrets and their use within the Company, a patent expected life of 20 years was adopted for these trade secrets.

Both Acquired Companies did not meet the business definition that is defined in IFRS 3. As per IFRS 3, there are criteria such as Employees, Status of Research and Development, Strategic Management, Specific operating plan in place to develop/produce which needs to be met to treat the Acquisitions as a business combination. The foregoing analysis was conducted and as an overriding factor, the Acquired Companies have yet to employ any staff to assist themselves to execute the production plans, and we determined it did not meet the business definition in IFRS 3. As such, the Acquisitions were defined as asset acquisitions and allocated as intangible assets.

Exhibit Index, page II-3

29.	Please revise the Exhibit Index to include a consent from the Company's auditors.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Exhibit Index had been revised to include a consent from UHY Haines Norton, the Company’s auditors, as Exhibit 23.3. We will file the consent as Exhibit 23.3 in a further amendment to the Registration Statement.

Signatures, page II-7

30.	Identify your principal financial officer and your principal accounting officer. See page 11 of the Form Instructions.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has appointed Neale Java as its Principal Financial Officer and Principal Accounting Officer. Further, the Company has also amended the signature pages of the Amended Registration Statement on page II-7 to address the Staff’s comment.

General

31.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

The Company respectfully acknowledges the Staff’s comment. As of the date of this response letter, neither the Company nor any of its authorized representatives, has presented written communications to potential investors in reliance on Section 5(d) of the Securities Act. However, in the event that the Company does so, we will provide all such written communications to the Staff under separate cover.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please contact our counsel, Richard I. Anslow, Esq., at ranslow@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Nathan Givoni
Nathan Givoni, Chief Executive Officer

cc:	Richard I. Anslow, Esq.
Ellenoff Grossman & Schole LLP